June 21, 2013

VIA EDGAR & OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attn:	Ms. Peggy Kim Special Counsel Office of Mergers & Acquisitions

	Re:	Emtec, Inc. Information Statement on Schedule 14C Filed June 21, 2013 File No. 0-32789 Emtec, Inc. Amendment No. 3 to Schedule 13E-3 Filed June 21, 2013 File No. 5-44028

Ladies and Gentlemen:

Emtec, Inc. (the “Company” or “Emtec”) has today submitted with the Securities and Exchange Commission (the “Commission”) its Information Statement on Schedule 14C (“Schedule 14C”) and Amendment No. 3 to its Schedule 13E-3 (“Schedule 13E-3”). On behalf of the Company, we respond to the comment raised by the staff (the “Staff”) of the Commission during a phone conversation between Ms. Peggy Kim and Mr. Stephen Leitzell on June 19, 2013. All terms used but not defined herein have the meanings assigned to such terms in Schedule 14C.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the Schedule 14C to provide additional information regarding a term sheet received by members of management who are also affiliated stockholders relating to a possible going-private transaction.

If you have any further questions, please feel free to contact the undersigned at 215.994.2621.

United States Securities and Exchange Commission

June 21, 2013

Sincerely,

/s/ Stephen M. Leitzell

Stephen M. Leitzell

cc:

Dinesh Desai

Sunil Misra

Gregory Chandler